SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

     Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 30

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 30 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 and 29 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

     Item 4, Section (a) – Solicitation or Recommendation is hereby amended and supplemented by adding the following at the end thereof:

     As more fully described below in Sections (b) and (c) of this Item 4, at a meeting held on May 29, 2006, the Board carefully considered and reviewed with the Company’s financial and legal advisors the terms and conditions of the Merger Agreement (as defined below) and the transactions contemplated thereby, including the terms and conditions of BASF’s Offer of $39 per Share in cash and the Merger, and the comparative benefits and risks of the Company’s previously announced recapitalization plan. After such consideration and review, the Board unanimously determined (1) to terminate the Company’s self-tender offer for up to 26 million Shares or approximately 20% of the Company’s Shares outstanding (including Shares underlying exercisable options), (2) that the terms of the Merger Agreement and the transactions contemplated thereby, including BASF’s Offer of $39 per Share in cash and the Merger, are advisably fair to and in the best interest of the Company’s shareholders, (3) to enter into the Merger Agreement and (4) to recommend that the Company’s shareholders tender their Shares into BASF’s Offer.

     Accordingly, the Board of Directors recommends that the Company’s shareholders accept BASF’s Offer of $39 per Share in cash, tender their shares to the Offeror for purchase in the $39 Offer, and, if required by applicable Delaware law, approve and adopt the Merger Agreement.

     Item 4, Section (b) — Background of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

     On May 22, 2006, BASF increased its Offer to acquire all of the outstanding Shares to $39 per Share in cash, which represented the third price BASF offered to the Englehard shareholders. BASF originally offered $37 per share in cash on January 9, 2006 and then BASF increased its cash offer price to $38 per Share on May 1, 2006.

     On May 22, 2006, the Board held a telephonic meeting to review and discuss BASF’s increased Offer with the Company’s financial advisor, Merrill Lynch, and the Company’s legal advisors, Cahill Gordon & Reindel LLP (“Cahill Gordon”) and Wachtell Lipton Rosen & Katz (“Wachtell Lipton”). Representatives of Merrill Lynch reviewed with the Board the terms of the revised BASF offer and reviewed various financial analyses thereof, and the Company’s legal advisors reviewed with the Board its fiduciary duties.

     On May 24, 2006, the Board held another telephonic meeting to review and discuss the increased BASF Offer with the Company’s financial advisor, Merrill Lynch, and the Company’s legal advisors, Cahill Gordon and Wachtell Lipton.

     On May 24, 2006, Mr. Barry Perry, our Chairman and Chief Executive Officer, called Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors of BASF, who was unavailable while traveling.

     On May 25, 2006, Mr. Perry spoke by telephone with Dr. Hambrecht to discuss BASF’s offer. Dr. Hambrecht indicated that he would contact Mr. Perry the following day.

     On May 25, 2006, the Board held a telephonic meeting with the Company’s financial advisor, Merrill Lynch, and the Company’s legal advisors, Cahill Gordon and Wachtell Lipton, during which Mr. Perry reviewed with the Board his conversation with Dr. Hambrecht.

     On May 26, 2006, Mr. Perry and Dr. Hambrecht had further conversations by telephone and further discussed BASF’s offer.

     On May 26, 2006, the Board held another telephonic meeting with Merrill Lynch, Cahill Gordon and Wachtell Lipton, during which Mr. Perry reviewed with the Board his conversations with Dr. Hambrecht and the

Board discussed the BASF offer. During this meeting, the Board authorized the Company’s management and its financial and legal advisors to contact BASF to negotiate the potential terms and conditions of a merger agreement between the Company and BASF.

     From May 26, 2006 through May 29, 2006, the Company and its financial and legal advisors negotiated the terms and conditions of a proposed merger agreement (the “Merger Agreement”) with BASF, which contemplated acceptance of BASF’s Offer of $39 per Share and the subsequent merger (the “Merger”) of Iron Acquisition Corporation (“Merger Sub”), a wholly-owned subsidiary of BASF, with and into the Company.

     On May 29, 2006, the Board held another telephonic meeting to review and discuss the revised BASF Offer and proposed Merger Agreement with the Company’s financial advisor, Merrill Lynch, and the Company’s legal advisors, Cahill Gordon and Wachtell Lipton. In addition, representatives of J.P. Morgan Securities Inc. (“JPMorgan”), which had been retained to render an opinion as to the fairness from a financial point of view of the consideration offered in a third party acquisition of the Company, also attended the meeting. The Company’s legal advisors, Cahill Gordon and Wachtell Lipton, again reviewed and discussed with the Board its fiduciary duties and reviewed the terms and conditions of the Merger Agreement. Merrill Lynch made a presentation to Engelhard’s Board regarding the $39 per Share offer, including valuation considerations and other matters related to the BASF Offer. Merrill Lynch and JPMorgan each provided to the Board its respective oral opinion, subsequently confirmed in writing, each to the effect that, as of May 29, 2006, and subject to the qualifications and limitations set forth in their respective opinions, copies of which are filed as exhibits hereto, the consideration to be received by holders of Company Common Stock (other than BASF and its affiliates) of $39 per Share contemplated by BASF’s revised Offer is fair from a financial point of view to such holders (other than BASF and its affiliates). Following this review and discussion, the Board of Directors unanimously determined (1) to terminate the Company’s self-tender offer for up to 26 million Shares or approximately 20% of the Company’s Shares outstanding (including Shares underlying exercisable options), (2) that the terms of the Merger Agreement and the transactions contemplated thereby, including BASF’s Offer of $39 per Share in cash and the Merger, are advisably fair to and in the best interest of the Company’s shareholders, (3) to enter into the Merger Agreement and (4) to recommend that the Company’s shareholders tender their Shares into BASF’s Offer. The Merger Agreement contains a limited set of representations and warranties relating to the Company and the transactions contemplated thereby, including corporate power and authority, non-contravention and receipt of all necessary consents, and also contains customary covenants relating to Engelhard’s conduct of business prior to the closing of BASF’s offer. In addition, the Merger Agreement provides fewer and more narrow conditions to closing than had been the case with BASF’s offer absent the Merger Agreement. Pursuant to the Merger Agreement, following the consummation of the BASF offer, Merger Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of BASF. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit (e)(32) hereto and incorporated herein by reference. In addition, as contemplated by the Merger Agreement, the Board adopted an amendment to the Rights Agreement to make the terms of the Rights Agreement inapplicable to the Offer and the Merger and to make Article Seven of the Company’s Restated Certificate of Incorporation inapplicable to the Offer and the Merger as well. The Board also determined to postpone or adjourn the Company’s annual meeting until June 30, 2006.

     On May 30, 2006, the Company issued a press release announcing, among other things, the termination of the Company’s self-tender offer for up to 26 million Shares for $45 per Share in cash, the execution of the Merger Agreement, the Board’s recommendation that the Company’s shareholders tender their Shares into the BASF Offer and that the Board would adjourn the annual meeting until June 30, 2006. A copy of the press release is attached hereto as an exhibit and is incorporated herein by reference.

     Item 4, Section (c) — Reasons for the Recommendation of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

     The Board’s unanimous decision to terminate the Company’s self-tender offer for up to 26 million Shares or approximately 20% of the Company’s Shares (including shares underlying exercisable options) and instead enter into the Merger Agreement and recommend BASF’s revised $39 per Share Offer is based on, among others, the reasons set forth below:

     1. Comparative Value of Recapitalization Plan and BASF $39 Offer. The value of the recapitalization plan depends on the future earnings of the Company and the market’s valuation of those earnings. In the recent weeks since the announcement of the recapitalization plan, forward price to earnings multiples (“P/E multiples”) for key industry peers (Johnson Matthey and Umicore) as well as its broader specialty chemicals peer group (10 companies including Johnson Matthey and Umicore) have declined. While on the day prior to the announcement of the self-tender offer, the forward P/E multiple of Johnson Matthey was 17.2x and the forward multiple of Umicore was 15.5x, on Friday, May 25, 2006, these forward P/E multiples were 15.5 and 13.1, respectively. Since the announcement of the recapitalization plan, forward P/E multiples of nine out of 10 companies in the broader peer group have declined with an average decrease of 1.1x. With the increase in BASF’s offer to $39 per Share and such decline in forward P/E multiples, the comparative current value of the recapitalization plan based on 2007 expected earnings may be lower than the all-cash offer of $39 per Share by BASF. The Board also considered that, as is evident from many factors including the decline in forward P/E multiples referenced above, the value of the recapital-ization plan is uncertain and subject to numerous factors outside the Company’s control. The $39 per Share value represented by BASF’s Offer is a fixed cash price at a value the Board believes to be fair.

     2. Greater Certainty of Consummation of Offer and Merger. The Board considered that the consummation of the BASF offer pursuant to the terms of the merger agreement would be subject to significantly fewer and more narrow conditions than had been the case with BASF’s offer absent the Merger Agreement.

     3. Most Attractive Acquisition Price Available at This Time. After a careful review of BASF’s original, unsolicited offer for the Company, the Company’s Board of Directors conducted a thorough and robust exploration of strategic alternatives to maximize value for shareholders, which included contacting numerous potential buyers. This four-month process yielded one bidder, BASF, which bid three separate times for all of the Company. On January 9, 2006, BASF offered $37 per Share in cash; on May 1, 2006, BASF offered $38 per Share in cash; and on May 22, 2006, BASF offered $39 per Share in cash. All offers from BASF were for 100% of the Shares outstanding. The Board is confident that this third offer of $39 per Share in cash was the best and final offer from BASF for the Company.

     4. The BASF Offer Represents a Meaningful Premium to the Historical Trading Price of the Stock prior to the Announcement of the Offer. The $39 per Share BASF Offer represents a premium of 29.4% to the closing price of the Shares on December 30, 2005, the last trading day prior to BASF’s public announcement of its unsolicited $37 per Share Offer, and a premium of 37.3% and 40.2% to the Company’s 30 and 90 day average trading price of $28.41 and $27.82, respectively, or a 19.2% and 105.0% premium to the Company’s 3 year prior high and low trading prices of $32.72 and $19.02, respectively. In addition, BASF’s $39 per Share offer price is significantly higher than any price at which the Company’s shares had ever traded prior to the BASF Offer.

     5. Timing of Completion. The Board considered the anticipated timing of consummation of the BASF Offer, which should allow shareholders to receive the BASF Offer price of $39 per Share promptly, followed by the merger in connection with which remaining shareholders are to receive the same consideration as received by shareholders who tender their shares in the Offer.

     6. Fairness Opinions of Merrill Lynch and JPMorgan. The Board considered presentations from Merrill Lynch and JPMorgan. These presentations included detailed analyses, including a discounted cash flow analysis assuming the Company remained independent, precedent merger and acquisition transactions analysis involving comparable chemicals companies, and analyses of historical and current valuation multiples of key industry peers and the broader specialty chemicals peer groups. Merrill Lynch and JPMorgan each delivered to the Board its respective oral opinion on May 29, 2006, subsequently confirmed in writing, to the effect that, as of such date, the $39 per Share price of the BASF Offer and the Merger were fair from a financial point of view to the Company’s shareholders (other than BASF and its affiliates). The Merrill Lynch and JPMorgan opinions, which are attached as Annex A and Annex B, respectively, hereto and incorporated herein by reference, set forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch and JPMorgan in providing their respective opinions. The Board also considered that JPMorgan was entitled to receive a fee of $4.25 million upon delivery of its opinion, and that Merrill Lynch will become entitled to a fee of approximately $32 million, contingent upon consummation of the transaction, in consideration of providing financial advice to the Board.

     The opinions of Merrill Lynch and JPMorgan were addressed to and presented for the benefit of the Board in connection with its consideration of the Offer and the Merger and are directed only to the fairness from a financial point of view of the consideration to be received by the holders of Company Common Stock (other than

BASF and its affiliates) pursuant to the Offer and the Merger. These opinions do not constitute a recommendation to any shareholder as to whether such shareholder should tender any Shares pursuant to the BASF offer or any matter related thereto. Holders of the Company Common Stock are encouraged to read such opinions carefully in their entirety.

     7. The Board’s Belief that $39 is the Highest Price BASF would Offer. The Board believed that $39 per Share was the highest price that BASF would be willing to pay and that BASF would be highly unlikely to be willing to pay a higher price in the future. In this regard, the Board believed that there were no more desirable strategic or other transaction alternatives to the BASF transaction available, noting in particular the length of time that BASF’s Offer had been outstanding, the substantial publicity the Offer had received and the Company’s numerous inquiries of other potential acquirors or strategic partners, none of which led to negotiations or agreements for an alternative transaction superior to the BASF Offer. The Board also believed that entering into the Merger Agreement, which by its terms permits the Board to terminate the Merger Agreement to enter into a binding agreement with respect to a “Superior Proposal” was unlikely to prevent any realistic opportunity for an acquisition of the Company on terms more favorable to those in the Merger Agreement.

     The foregoing discussion of the information and factors considered by the Board of the Company is not intended to be exhaustive, but addresses the material information and factors considered by the Board in their consideration of the Offer and $39 BASF Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board were aware of the interests of certain officers and directors of the Company as described under Item 3 of this Schedule 14D-9.

     Item 4, Section (d) (“Intent to tender”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

     To the Company’s knowledge, each of the Company’s executive officers, directors, affiliates and subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such person.

Item 8. Additional Information

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the paragraph entitled “Board Action Regarding Rights Agreement”:

     At its meeting on May 29, 2006, the Board took action, as permitted by the Rights Agreement, to make the provisions of the Rights Agreement, which otherwise could be triggered by the Offer and Merger, inapplicable to the Offer and the Merger. An amendment to the Rights Agreement has been approved and executed by the Company.

Item 9. Exhibits

     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(3)	Press Release, dated January 23, 2006.*
(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of
BASF.*
(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of
BASF.*

Exhibit No.	Description

(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of
BASF.*
(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of
BASF.*
(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen
Hambrecht, Chairman of BASF.*
(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(10)	Press release, dated January 27, 2006.*
(a)(11)	Investor Presentation entitled “Engelhard Response to BASF Offer.”*
(a)(12)	Press release, dated February 2, 2006 (incorporated by reference to Form 8-K filed with the SEC on
February 2, 2006).*
(a)(13)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on February
6, 2006).*
(a)(14)	Press release, dated February 6, 2006 (incorporated by reference to Form 8-K filed with the SEC on
February 6, 2006).*
(a)(15)	Press release, dated February 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on
February 8, 2006).*
(a)(16)	Press release, dated February 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on
February 16, 2006).*
(a)(17)	Press release, dated March 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 1, 2006).*
(a)(18)	Press release, dated March 7, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 7, 2006).*
(a)(19)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 16, 2006).*
(a)(20)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 16, 2006).*
(a)(21)	Press release, dated March 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 21, 2006).*
(a)(22)	Press release, dated March 23, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 23, 2006).*
(a)(23)	Press release, dated March 28, 2006 (incorporated by reference to Form 8-K filed with the SEC on
March 28, 2006).*
(a)(24)	Press release, dated April 10, 2006 (incorporated by reference to Form 8-K filed with the SEC on
April 10, 2006).*
(a)(25)	Press release, dated April 12, 2006 (incorporated by reference to Form 8-K filed with the SEC on
April 12, 2006).*
(a)(26)	Press release, dated April 17, 2006 (incorporated by reference to Form 8-K filed with the SEC on
April 17, 2006).*
(a)(27)	Press release, dated April 20, 2006 (incorporated by reference to Form 8-K filed with the SEC on
April 20, 2006).*
(a)(28)	Press release, dated April 26, 2006 (incorporated by reference to Form 8-K filed with the SEC on
April 26, 2006).*

Exhibit No.	Description

(a)(29)	Press release, dated April 26, 2006 (incorporated by reference to Form 8-K filed with the SEC on
April 26, 2006).*
(a)(30)	Investor Presentation entitled “Recapitalization Plan” (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).*
(a)(31)	Text of email to Employees of Engelhard Corporation, dated April 26, 2006, from Barry W. Perry,
Chairman and Chief Executive Officer of Engelhard Corporation (incorporated by reference to Form
8-K filed with the SEC on April 26, 2006).*
(a)(32)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 25, 2006.*
(a)(33)	Commitment Letter of JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch
Bank USA and Merrill Lynch, Pierce, Fenner & Smith, dated April 25, 2006.*
(a)(34)	Amendment of the By-Laws of Engelhard Corporation (incorporated by reference to Form 8-K filed with the SEC on April 26, 2006).*
(a)(35)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on May 1, 2006).*
(a)(36)	Press release, dated May 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on
May 1, 2006).*
(a)(37)	Press release, dated May 4, 2006 (incorporated by reference to Form 8-K filed with the SEC on
May 4, 2006).*
(a)(38)	Schedule TO, dated May 5, 2006 (incorporated by reference to Schedule TO filed with the SEC on
May 5, 2006).*
(a)(39)	Press release, dated May 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on
May 8, 2006).*
(a)(40)	Preliminary Proxy Statement, dated May 8, 2006 (incorporated by reference to Form 14A filed with the SEC on May 8, 2006).*
(a)(41)	Press release, dated May 15, 2006 (incorporated by reference to Form 14A filed with the SEC on
May 15, 2006).*
(a)(42)	Shareholder Presentation entitled “Ensuring Fair Value For Engelhard’s Shareholders” (incorporated by reference to Form 14A filed with the SEC on May 17, 2006).*
(a)(43)	Press release, dated May 17, 2006 (incorporated by reference to Form 14A filed with the SEC on
May 17, 2006).*
(a)(44)	Press release, dated May 17, 2006 (incorporated by reference to Form 14A filed with the SEC on
May 18, 2006).*
(a)(45)	Schedule TO-I Amendment No. 2, dated May 19, 2006 (incorporated by reference to Schedule
TO-I/A filed with the SEC on May 19, 2006).*
(a)(46)	Press release, dated May 22, 2006 (incorporated by reference to Form 14A filed with the SEC on
May 22, 2006).*
(a)(47)	Press release, dated May 22, 2006 (incorporated by reference to Form 14A filed with the SEC on
May 22, 2006).*
(a)(48)	Schedule TO-I Amendment No. 3, dated May 22, 2006 (incorporated by reference to Schedule
TO-I/A filed with the SEC on May 22, 2006).*
(a)(49)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 29, 2006.
(a)(50)	Opinion of J.P. Morgan Securities, Inc., dated May 29, 2006.

Exhibit No.	Description

(a)(51)	Schedule TO-I Amendment No. 4, dated May 30, 2006 (incorporated by reference to Schedule
TO-I/A filed with the SEC on May 30, 2006).
(a)(52)	Press release, dated May 30, 2006 (incorporated by reference to Form 8-K filed with the SEC on
May 30, 2006).
(a)(53)	Form of Agreement and Plan of Merger among BASF Aktiengesellschaft, Iron Acquisition
Corporation and the Company, dated May 30, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 30, 2006).
(a)(54)	Definitive Additional Material, dated May 30, 2006 (incorporated by reference to Form 14A filed with the SEC on May 30, 2006).
(e)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on
October 29, 1998).*
(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to
Form 10-Q filed with the SEC on August 13, 2001).*
(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorpo-
rated by reference to Form 10-K filed with the SEC on March 21, 2002).*
(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).*
(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorpo-
rated by reference to Form 10-K filed with the SEC on March 11, 2004).*
(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form
10-Q filed with the SEC on May 8, 2003).*
(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of
December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).*
(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by ref-
erence to the 2001 Proxy Statement filed with the SEC on March 26, 2002).*
(e)(9)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through
March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(e)(10)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b)
Officers), effective February 1, 2001—conformed copy includes amendments through March 2001
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(e)(11)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1,
1985—conformed copy includes amendments through October 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).*
(e)(12)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7,
1987—conformed copy includes amendments through December 2002 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).*
(e)(13)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(e)(14)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—
conformed copy includes amendments through October 1998 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).*

Exhibit No.	Description

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorpo-
rated by reference to Form 10-Q filed with the SEC on November 8, 2004).*
(e)(16)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—con-
formed copy includes amendments through December 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).*
(e)(17)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)-con-
formed copy includes amendments through December 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).*
(e)(18)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(e)(19)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective
January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of
October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13,
2003).*
(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form
10-K filed with the SEC on March 25, 2003).*
(e)(22)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4,
1995—conformed copy includes amendments through March 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).*
(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995
(incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).*
(e)(24)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors-conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the
SEC on March 25, 2003).*
(e)(25)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of
1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on
August 6, 2004).*
(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).*
(e)(27)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long
Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).*
(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by ref-
erence to Form 8-K filed with the SEC on January 23, 2006).*
(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January
23, 2006).*
(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on
January 23, 2006).*
(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23,
2006).*

Exhibit No.	Description

(e)(32)	Agreement and Plan of Merger among BASF Aktiengesellschaft, Iron Acquisition Corporation and
Engelhard Corporation, dated as of May 30, 2006 (incorporated by reference to Form 8-K filed with the SEC on May 30, 2006).
(g)	Not applicable.
*	Filed previously.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION

By:	/s/ Michael A. Sperduto

Name: Michael A. Sperduto
Title: Vice President and Chief Financial Officer
Dated: May 30, 2006

Annex A	Global Markets & Investment
Banking Group

4 World Financial Center North Tower 30th Floor New York, New York 10080 212 449 1000

May 29, 2006

Board of Directors
Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830

Members of the Board of Directors:

     Engelhard Corporation (the “Company”), BASF Aktiengesellschaft (“Acquiror”) and Iron Acquisition Corporation, an indirect, wholly-owned subsidiary of Acquiror (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Acquiror is offering to purchase, through Acquisition Sub, all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of the Company, together with the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights,” and together with the Common Stock, the “Shares”), at a purchase price of US$39.00 per Share less an amount equal to any dividend paid or payable to stockholders after the date of the Agreement (the “Offer Price”), net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated May 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”), (ii) following the purchase by Acquisition Sub of the Shares pursuant to the Offer, Acquisition Sub will be merged with and into the Company in a merger (the “Merger”) in which each outstanding share of Common Stock not acquired in the Offer, other than shares held in treasury (but excluding shares, if any, in any of the Company’s employee benefit plans) or held by Acquiror or any of its affiliates, or as to which dissenter’s rights have been perfected, will be converted into the right to receive the Offer Price, and (iii) the Company will become an indirect, wholly-owned subsidiary of Acquiror. The terms and conditions of the Offer are more fully set forth in the Tender Offer Statement on Schedule TO filed by Acquiror and Acquisition Sub with the Securities and Exchange Commission on January 9, 2006, together with all exhibits thereto and documents incorporated by reference therein, and amended by Amendments Nos. 1 through 20 thereto (as so amended, the “Schedule TO”). The Offer and the Merger, taken together, are referred to as the “Transaction”.

     You have asked us whether, in our opinion, the Offer Price to be received by the holders of the Common Stock pursuant to the Transaction is fair from a financial point of view to such holders (other than Acquiror and its affiliates).

      In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

     (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

     (4) Reviewed the market prices and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

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     (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

      (6) Reviewed selected comparable transactions;

     (7) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

     (8) Participated in certain discussions and negotiations among representatives of the Company and Acquiror and their respective financial and legal advisors;

      (9) Reviewed a proposed draft, dated May 29, 2006, of the Agreement;

      (10) Reviewed the Schedule TO; and

     (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company, including as Syndication Agent, Joint Lead Arranger and Joint Book Manager on the Company’s previously proposed, but unused, 364 day US$1.5 billion credit facility, and to Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Stock and other securities of the Company, as well as securities of Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer, or with respect to how such stockholder should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Stock.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be received by the holders of the Common Stock pursuant to the Transaction is fair from a financial point of view to such holders (other than Acquiror and its affiliates).

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

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Annex B

May 29, 2006

The Board of Directors
Engelhard Corporation
101 Wood Avenue
Iselin, NJ 08830-0770

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (the “Company Common Stock”), of Engelhard Corporation (the “Company”) of the consideration to be received by such holders, other than BASF AG (“Acquiror”) and its affiliates, pursuant to an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among the Company, Acquiror and Iron Acquisition Corporation, an indirect, wholly-owned subsidiary of Acquiror (“Merger Sub”). Pursuant to the Agreement, (i) Acquiror is offering to purchase, through Merger Sub, all of the outstanding shares of the Company Common Stock, together with the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights,” and together with the Company Common Stock, the “Shares”), at a purchase price of US$39.00 per Share less an amount equal to any dividend paid or payable to shareholders after the date of the Agreement (the “Offer Price”), net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated May 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”), (ii) following the purchase by Merger Sub of the Shares pursuant to the Offer, Merger Sub will be merged with and into the Company in a merger (the “Merger”) in which each outstanding share of Company Common Stock not acquired in the Offer, other than shares held in treasury (but excluding shares, if any, in any of the Company’s employee benefit plans) or held by Acquiror or any of its affiliates, or as to which dissenter’s rights have been perfected, will be converted into the right to receive the Offer Price, and (iii) the Company will become an indirect, wholly-owned subsidiary of Acquiror. The terms and conditions of the Offer are more fully set forth in the Tender Offer Statement on Schedule TO filed by Acquiror and Merger Sub with the Securities and Exchange Commission on January 9, 2006, together with all exhibits thereto and documents incorporated by reference therein, and amended by Amendments Nos. 1 through 20 thereto (as so amended, the “Schedule TO”). The Offer and the Merger, taken together, are referred to as the “Transaction”.

     In arriving at our opinion, we have (i) reviewed the Schedule TO; (ii) reviewed a proposed draft, dated May 29, 2006, of the Agreement; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

     In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or

B-1

been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Acquiror or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the proposed draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of the Company Common Stock other than Acquiror and its affiliates in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

     We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have, in the past, provided financial advisory and financing services to the Company and Parent and/or their respective affiliates, including having acted in May 2003 as Joint Bookrunner for the offering by the Company of 10-year notes in the aggregate principal amount of US$150 million, in March 2005 as Arranger and Administrative Agent on the Company’s five-year US$800 million revolving credit facility, in 2004 and 2005 as Bookrunner on Acquiror’s US$2.5 billion syndicated credit facility, and in 2002 as a financial advisor to a subsidiary of Acquiror in a proposed acquisition. We and our affiliates also may continue to provide financial advisory and financing services to the Company, including acting as Administrative Agent, Joint Lead Arranger and Joint Book Runner on the Company’s 364 day US$1.5 billion credit facility and co-dealer manager on the Company’s self-tender offer, and to Parent and/or their respective affiliates in the future. In connection with the foregoing investment banking services we and our affiliates have received, and may in the future receive, compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Offer Price to be received by the holders of the Company Common Stock other than Acquiror and its affiliates in the proposed Transaction is fair, from a financial point of view, to such holders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender any Shares in connection with the Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement or solicitation/recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

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